Bionovo, Inc.

5858 Horton Street, Suite 400

Emeryville, California 94608

April 3, 2011

BY EDGAR TRANSMISSION

AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Laura Crotty

Re:	Bionovo, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 27, 2012
File No. 001-33498

Ladies and Gentlemen:

Bionovo, Inc., a Delaware corporation (the “Registrant”), hereby transmits herewith for filing with the Securities and Exchange Commission (the “Commission”) the following response to the comment received from the Commission’s staff (the “staff”) by letter dated April 2, 2012 (the “Comment Letter”), with respect to the Registrant’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 27, 2012 (the “Preliminary Proxy Statement”). For the staff’s convenience, the staff’s comment has been restated below in bold type and the Registrant’s responses to such comment appear immediately below such comment.

1.	Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, with respect to the increase in shares available for issuance as a result of the reverse stock split, other than those relating to the contemplated equity offering discussed under the “Purposes of the Reverse Stock Split” section of the filing. If you have no plans, arrangements or understandings, please revise your disclosure to so state.

As requested by the staff, the Registrant has added the following statement in the first paragraph under the section “Proposal 1—Purposes of the Reverse Stock Split” of the Preliminary Proxy Statement: “We have no specific plans, arrangements or understandings, whether written or oral, with respect to the increase in shares available for issuance as a result of the Reverse Stock Split, other than those relating to the contemplated equity financing transaction discussed above.”

* * * * *

The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Courtesy copies of this letter and of Amendment No. 1 to the Preliminary Proxy Statement are being concurrently provided via Federal Express overnight delivery directly to the attention of Laura Crotty. Pursuant to Rule 14a-6(h) under the Securities Exchange Act of 1934, as amended, two marked copies of Amendment No. 1 to the Preliminary Proxy Statement, which highlight the changes made to the Preliminary Proxy, are being provided to Ms. Crotty via Federal Express as well.

Should any member of the staff have any questions or comments concerning this letter, please do not hesitate to contact the undersigned at (510) 601-2000, or our counsel, Robert H. Cohen of Greenberg Traurig, LLP, at (212) 801-6907.

Sincerely,
/s/ Isaac Cohen
Isaac Cohen
Chief Executive Officer

cc: Robert H. Cohen, Esq.